

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2025

Shubha Dasgupta
Chief Executive Officer
Pineapple Financial Inc.
Unit 200, 111 Gordon Baker Road
North York, Ontario M2H 3R1

> **Re: Pineapple Financial Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted April 4, 2025**
> **CIK No. 0001938109**

Dear Shubha Dasgupta:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Aisha Adegbuyi at 202-551-8754 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Darrin M. Ocasio, Esq.